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                                     KB HOME
                              10990 Wilshire Blvd.
                              Los Angeles, CA 90024

                               September 23, 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      RE:   KB HOME
            REGISTRATION STATEMENT ON FORM S-4

Dear Sir or Madam:

      KB Home (referred to herein as the "Company") is proposing to offer to exchange (the "Exchange Offer"), on the terms and subject to the conditions set forth in the prospectus (the "Prospectus") contained in the registration statement on Form S-4 filed with the Securities and Exchange Commission (the "Commission") by the Company and certain of its subsidiaries on the date hereof, and in the accompanying form of letter of transmittal, up to $350,000,000 aggregate principal amount of its 6-3/8% Senior Notes due 2011 (the "Notes"), which will be registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like aggregate principal amount of its issued and outstanding 6-3/8% Senior Notes due 2011 (the "Restricted Notes").

      This letter confirms that the Company is conducting the Exchange Offer in reliance on the position of the Commission in Exxon Capital Holdings Corporation (pub. avail. May 13, 1988), Morgan Stanley & Co., Incorporated (pub. avail. June 5, 1991) and Shearman & Sterling (pub. avail. July 2, 1993). The Company also represents to the Commission that:

      (i) it has not entered into any arrangement or understanding with any person to distribute (within the meaning of the Securities Act) the Notes to be received in the Exchange Offer;

      (ii) to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Notes to be received in the Exchange Offer; and

      (iii) the Company will make each person participating in the Exchange
            Offer aware (through the Prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution (within the meaning of the Securities Act) of the Notes to be acquired in the Exchange Offer (A) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation or
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            similar letters and (B) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

      The Prospectus further provides that each broker-dealer that receives the Notes in exchange for the Restricted Notes acquired for its own account as a result of market-making activities or other trading activities (a "participating broker dealer") must acknowledge in a letter of transmittal that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Notes. The letter of transmittal states that by making this acknowledgment and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. The Company understands that the staff of the Commission has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the Notes, other than a resale of an unsold allotment from the initial offering of the Restricted Notes, with the Prospectus. Under the registration rights agreement with respect to the Restricted Notes, the Company agreed that, for a period of 180 days following the expiration date of the Exchange Offer, participating broker-dealers who notify the Company will be entitled to use the Prospectus in connection with the resale of Notes, subject to exceptions, including the Company's right under limited circumstances to suspend the use of the Prospectus by participating broker-dealers as described in the Prospectus under "Plan of Distribution," in which case the 180-day period would be extended by a number of days equal to the period of the suspension. Each such participating broker-dealer will be subject to certain of the civil liability provisions under the Securities Act in connection with resales made pursuant to the Prospectus.

      Please call Michael J. O'Sullivan or Amanda Schreiber of Munger, Tolles & Olson LLP at (213) 683-9100 if you have any questions regarding this submission.

                                       Very truly yours,

                                       KB HOME


                                       By:  /s/ WILLIAM R. HOLLINGER
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                                            William R. Hollinger
                                            Senior Vice President and Controller